

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2023

Kuangtao Wang
Chief Executive Officer
NFT Limited
Office Q 11th Floor, Kings Wing Plaza 2
No. 1 Kwan Street, Sha Tin, New Territories
Hong Kong

> **Re: NFT Limited**
> **Amendment No. 1 to Registration Statement on Form F-4**
> **Filed February 7, 2023**
> **File No. 333-268865**

Dear Kuangtao Wang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 18, 2023 letter.

Amendment No. 1 to Registration Statement on Form F-4 Filed February 7, 2023

Other Information
Proxy Solicitation, page 59

1. We note our response to prior comment 1, including deletions to remove the references to engaging Broadridge as your proxy solicitor. However, we note that your risk factor disclosure on page 23 continues to reference "proxy solicitation fees." Please revise your disclosure to make clear whether you are engaging any proxy solicitation services as we note that in this section to you continue to state that "[t]he solicitation of proxies is made on behalf of the Board and we will bear the cost of soliciting proxies." We also note that elsewhere in your disclosure it appears that Broadridge continues to assist you with voting

services in connection with your annual meeting, for example. Please revise your disclosure to make clear the services Broadridge is providing in connection with your annual meeting and proxy vote.

<u>General</u>

2.   We note your response to prior comment 5, including regarding pro forma financial information. Please revise your disclosure to include pro forma: (i) balance sheet and income statement financial information as of December 31, 2021 and (ii) interim financial information as of September 30, 2022. Additionally, we note the inclusion of your pro forma financial information with your historical financial statements as reflected in your Index to Financial Statements. Please revise your disclosure to present this financial information within your prospectus pursuant to the requirements of Form F-4 and revise your indication on page 17 that no pro forma financial information has been presented. Refer to Item 3(e) of Form F-4 and Rule 11-02(a)(12) of Regulation S-X.

Please contact Kate Beukenkamp at 202-551-3861 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Joan Wu